No. 09/07

IAMGOLD COMPLETES BAUXITE SALE

Toronto, Ontario, March 21, 2007 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce the closing of the sale of IAMGOLD’s interest in Omai Bauxite Mining Inc. (“OBMI”) and Omai Services Inc. (“OSI”) to Bosai Minerals Group Co., Ltd. (“Bosai Minerals”), pursuant to a Share Purchase agreement originally announced on December 19, 2006. Cash proceeds of $28.5 million have been paid to IAMGOLD. In addition, the transaction results in a reduction of the Company’s third-party debt by $17.7 million.

“We are pleased that the sale of the Bauxite assets has been completed. This transaction supports IAMGOLD’s focus and commitment to maximize shareholder value,” stated Joseph Conway, President & CEO of IAMGOLD. “We will continue to optimize our portfolio to unlock the potential of our asset base.”

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CCNMatthew’s website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.